UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. ___)*


                             WASHINGTON HOMES, INC.
         ---------------------------------------------------------------
                                (Name of Issuer)


                 COMMON STOCK (VOTING), $.01 PAR VALUE PER SHARE
   --------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   938864 10 5
                   -------------------------------------------
                                 (CUSIP Number)

                            GEATON A. DECESARIS, JR.
                              1802 BRIGHTSEAT ROAD
                          LANDOVER, MARYLAND 20785-4235
                                 (301) 773-2500
         ---------------------------------------------------------------
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                    Copy to:

                              JOHN W. GRIFFIN, ESQ.
                          DUANE, MORRIS & HECKSCHER LLP
                              1667 K STREET, N. W.
                                    SUITE 700
                             WASHINGTON, D. C. 20006
                                 (202) 776-7854

                                 AUGUST 28, 2000
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 34 Pages

                                  SCHEDULE 13D

--------------------------------                 -------------------------------
CUSIP No.  938864 10 5                           Page 2 of 34 Pages
--------------------------------                 -------------------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Geaton A. DeCesaris, Jr.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*


     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     US
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    28,500
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,067,350
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    28,500
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,076,294
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,212,294
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     15.3% (Assuming exercise by Reporting Person of Options)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------                 -------------------------------
CUSIP No.  938864 10 5                           Page 3 of 34 Pages
--------------------------------                 -------------------------------


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Josephine A. DeCesaris
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     US
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,067,350
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,067,350

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,067,350
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------                 -------------------------------
CUSIP No.  938864 10 5                           Page 4 of 34 Pages
--------------------------------                 -------------------------------


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Geaton A. DeCesaris, Sr.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     US
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         590,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    101,865
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         590,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    118,583

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     728,583
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.3% (Assuming exercise by Reporting Person of Options)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------                 -------------------------------
CUSIP No.  938864 10 5                           Page 5 of 34 Pages
--------------------------------                 -------------------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Elizabeth H. DeCesaris

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     US
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    101,865
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    101,865

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     101,865
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------                 -------------------------------
CUSIP No.  938864 10 5                           Page 6 of 34 Pages
--------------------------------                 -------------------------------


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Geaton A. DeCesaris, Sr., as Trustee of The DeCesaris Family
     Washington Homes Grat Trust
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     US/Maryland
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         590,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         590,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     590,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN/00
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------                 -------------------------------
CUSIP No.  938864 10 5                           Page 7 of 34 Pages
--------------------------------                 -------------------------------


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Marco A. DeCesaris
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     US
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         531,333

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         531,333

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    9,218

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     556,551
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.1% (Assuming exercise by Reporting Person of Options)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------                 -------------------------------
CUSIP No.  938864 10 5                           Page 8 of 34 Pages
--------------------------------                 -------------------------------


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Joseph A. DeCesaris
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     US
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    463,403
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    463,403

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     463,403
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------                 -------------------------------
CUSIP No.  938864 10 5                           Page 9 of 34 Pages
--------------------------------                 -------------------------------


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Donna M. DeCesaris
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     US
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    463,403
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    463,403

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     463,403
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------                 -------------------------------
CUSIP No.  938864 10 5                           Page 10 of 34 Pages
--------------------------------                 -------------------------------


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     A. Hugo DeCesaris
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     US
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         72,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    530,835
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         72,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    530,835

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     628,835
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0% (Assuming exercise by Reporting Person of Options)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------                 -------------------------------
CUSIP No.  938864 10 5                           Page 11 of 34 Pages
--------------------------------                 -------------------------------


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Julie P. DeCesaris
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     US
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    530,835
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    530,835

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     530,835
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------                 -------------------------------
CUSIP No.  938864 10 5                           Page 12 of 34 Pages
--------------------------------                 -------------------------------


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Paul C. Sukalo
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     US
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    254,968
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    266,211

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     290,211
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.7% (Assuming exercise by Reporting Person of Options)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------                 -------------------------------
CUSIP No.  938864 10 5                           Page 13 of 34 Pages
--------------------------------                 -------------------------------


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Ida M. Sukalo
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     US
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    254,968
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    254,968

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     254,986
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------                 -------------------------------
CUSIP No.  938864 10 5                           Page 14 of 34 Pages
--------------------------------                 -------------------------------


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Maria R. Vaccaro and Robert D. Courtland, as Trustees of
     The Joseph A. and Donna M. DeCesaris Family Trust
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     US/Maryland
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    80,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    80,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     80,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN/00
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------                 -------------------------------
CUSIP No.  938864 10 5                           Page 15 of 34 Pages
--------------------------------                 -------------------------------


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Maria R. Vaccaro and Robert D. Courtland, as Trustees of the Geaton A. and Josepine A. DeCesaris Family Trust
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     US/Maryland
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    100,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    100,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     100,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN/00
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------                 -------------------------------
CUSIP No.  938864 10 5                           Page 16 of 34 Pages
--------------------------------                 -------------------------------


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Maria R. Vaccaro and Robert D. Courtland, as Trustees of
     The Marco A. DeCesaris Family Trust
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     US/Maryland
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    40,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    40,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.5%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN/00
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------                 -------------------------------
CUSIP No.  938864 10 5                           Page 17 of 34 Pages
--------------------------------                 -------------------------------


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Maria R. Vaccaro and Robert D. Courtland, as Trustees of
     The Geaton A. and Elizabeth H. DeCesaris Family Trust
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     US/Maryland
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    20,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    20,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN/00
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------                 -------------------------------
CUSIP No.  938864 10 5                           Page 18 of 34 Pages
--------------------------------                 -------------------------------


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Maria R. Vaccaro and Robert D. Courtland, as Trustees of
     The Hugo and Julie P. DeCesaris Family Trust
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     US/Maryland
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    40,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    40,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.5%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN/00
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (this "Schedule 13D") relates to the voting common stock, par value $.01 per share, (the "Common Stock"), of Washington Homes, Inc., a Maryland corporation (the "Company" or "Washington Homes"). The address of the principal executive office of the Company is 1802 Brightseat Road, Landover, Maryland 20785-4235.


         [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.  ITEM 2 ON NEXT PAGE]

Item 2.  Identity and Background

                                                                Principal Occupation or              Citizenship or
                                Residence or                    Employment; Business                 Jurisdiction of
(a) Name                    (b) Business Address            (c) Address, Etc.                    (f) Organization
    ----                        ----------------                -----------------------              ---------------
    Geaton A. DeCesaris, Jr     5806 Sonny Drive                Chairman of the Board, President            US
                                Lothian, MD  20711              and Chief Executive Officer
                                                                Washington Homes, Inc.
                                                                1802 Brightseat Road
                                                                Landover, MD  20785-4235

    Josephine A. DeCesaris      5806 Sonny Drive                          N/A                               US
                                Lothian, MD 20711

    Geaton A. DeCesaris, Sr.    5824 Sonny Drive                Chairman Emeritus and Member of             US
                                Lothian, MD  20711              the Board of Directors
                                                                Washington Homes, Inc.
                                                                1802 Brightseat Road
                                                                Landover, MD  20785-4235

    Elizabeth H. DeCesaris      5824 Sonny Drive                          N/A                               US
                                Lothian, MD 20711

    The DeCesaris Family        1802 Brightseat Road                      N/A                               MD
    Washington Homes            Landover, MD  20785-4235
    Stock Grat Trust

    Marco A. DeCesaris          1451 Kent Drive                 Vice President                              US
                                Upper Marlboro, MD  20772       Washington Homes, Inc.
                                                                1802 Brightseat Road
                                                                Landover, MD 20785-4235

    Joseph A. DeCesaris         5805 Sonny Drive                President                                   US
                                Lothian, MD  20711              Select Homes, Inc.
                                                                48411 Surfside Drive
                                                                Lexington Park, MD  20653



                                                           Page 20 of 34


ITEM 2 (CONT'D).   IDENTITY AND BACKGROUND

                                                                Principal Occupation or              Citizenship or
                                Residence or                    Employment; Business                 Jurisdiction of
(a) Name                    (b) Business Address            (c) Address, Etc.                    (f) Organization
    ----                        ----------------                -----------------------              ---------------
    Donna M. DeCesaris          5805 Sonny Drive                          N/A                               US
                                Lothian, MD   20711

    A. Hugo DeCesaris           2029 Rosetta Way                Vice President                              US
                                Davidsonville, MD  21035        Washington Homes, Inc.
                                                                1802 Brightseat Road
                                                                Landover, Maryland  20785-4235

    Julie P. DeCesaris          2029 Rosetta Way                          N/A                               US
                                Davidsonville, MD  21035

    Paul C. Sukalo              5809 Sonny Drive                Senior Vice President                       US
                                Lothian, MD  20711              Washington Homes, Inc.
                                                                1802 Brightseat Road
                                                                Landover, Maryland  20785-4235

    Ida M. Sukalo               5809 Sonny Drive                Sales Director                              US
                                Lothian, MD  20711              Mary Kay Cosmetics
                                                                Lothian, MD  21035

    Maria R. Vaccaro            8101 Pinehurst Harbor Way       Co-Owner                                    US
                                Pasedena, MD  21122             Vaccaro's Bakery, Inc.
                                                                3705 East Baltimore Street
                                                                Baltimore, MD  21224

    Robert D. Courtland         4710 Bethesda Avenue            Attorney                                    US
                                Suite 3                         4710 Bethesda Avenue
                                Bethesda, MD  20814             Suite 3
                                                                Bethesda, MD  20814



                                                           Page 21 of 34


ITEM 2 (CONT'D).   IDENTITY AND BACKGROUND

                                                                Principal Occupation or              Citizenship or
                                Residence or                    Employment; Business                 Jurisdiction of
(a) Name                    (b) Business Address            (c) Address, Etc.                    (f) Organization
    ----                        ----------------                -----------------------              ---------------
    The Joseph A. and           1802 Brightseat Road                      N/A                               MD
    Donna M. DeCesaris          Landover, MD   20785-4235
    Family Trust

    The Geaton A. and           1802 Brightseat Road                      N/A                               MD
    Josephine A. DeCesaris      Landover, MD   20785-4235
    Family Trust

    The Marco A. DeCesaris      1802 Brightseat Road                      N/A                               MD
    Family Trust                Landover, MD   20785-4235

    The Geaton A. and           1802 Brightseat Road                      N/A                               MD
    Elizabeth H. DeCesaris      Landover, MD  20785-4235
    Family Trust

    The A. Hugo and             1802 Brightseat Road                      N/A                               MD
    Julie P. DeCesaris          Landover, MD  20785-4235
    Family Trust


    (d) & (e) During the last five years none of the above persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Substantially all of the shares of the Common Stock beneficially owned by the Reporting Persons, as described herein, were acquired by them in August 1988 in a merger of a predecessor entity with and into the Company. The remainder of the shares of Common Stock of the Company beneficially owned by such Reporting Persons, as described herein, were acquired by them by means of open market purchases by them using their personal funds or by means of acquisitions through the Company's 401(k) Plan. In the case of Reporting Persons which are trusts, the shares of Common Stock held in such trusts were acquired by means of a transfer from each of the settlors of the respective trusts.


ITEM 4.  PURPOSE OF THE TRANSACTION

         Hovnanian Enterprises, Inc. ("Hovnanian") and the Company entered into an Agreement and Plan of Merger dated as of August 28, 2000 (the "Merger Agreement"). Pursuant to the Merger Agreement, the Company will merge (the "Merger") with and into WHI Holding Co., Inc., a Delaware corporation and a wholly-owned subsidiary of Hovnanian, ("WHI Holding"), with WHI Holding as the surviving corporation. Pursuant to the terms of the Merger Agreement, each issued and outstanding share of Company Common Stock not owned or held by Hovnanian or the Company (which will be canceled) will be converted into the right to receive, at the election of the holder of Company Common Stock, subject to the limitations and prorations stated in the Merger Agreement, 1.39 shares of Class A Common Stock, par value $.01 per share, of Hovnanian ("Hovnanian Common Stock") or $10.08 in cash or a combination of Hovnanian Common Stock and cash.

         In order to facilitate the consummation of the transactions contemplated by the Merger Agreement and in consideration thereof, Hovnanian entered into Voting Agreements (the "Voting Agreements"), dated as of August 28, 2000, with certain stockholders of the Company named therein (collectively, the "Stockholders"), whereby the Stockholders agreed to vote all of the shares of the Company Common Stock owned beneficially or held of record by them in favor of the approval and adoption of the Merger Agreement, the Merger and any other action required in furtherance thereof. Hovnanian did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements.

         References to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements incorporated by reference as Exhibit 1 and Exhibits 2 and 3, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

         Upon consummation of the Merger as contemplated by the Merger Agreement
(a) the Certificate of Incorporation and By-laws of WHI Holding will be the Certificate of Incorporation and By- laws of the surviving corporation of the Merger, (b) the directors of WHI Holding shall be the directors of the surviving corporation of the Merger and (c) the officers of the Company shall be the officers of the surviving corporation of the Merger. It is also expected that the shares of Company Common Stock will become eligible for termination of registration pursuant to the Securities Exchange Act of 1934, as amended.

         The Merger is subject to customary closing conditions, including the adoption of the Merger Agreement by the Company's stockholders, the expiration of the applicable waiting period under the Hart- Scott-Rodino Antitrust Improvements Act of 1976, as amended, the receipt of other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. The Merger is also subject to approval by Hovnanian's stockholders of the issuance of the shares of Hovnanian Common Stock pursuant to the Merger, but holders of shares of Hovnanian common stock in excess of the required majority in voting power of such common stock have entered into a voting agreement with the Company similar to the Voting Agreements in which such Hovnanian stockholders have agreed to vote their shares in favor of such issuance. There can be no assurance that the required approvals will be obtained in a timely fashion, if at all, or, in the case of regulatory approvals, if obtained, will not contain certain conditions.

         Pursuant to the terms of the Voting Agreements, the Stockholders have agreed, among other things, (i) to vote all of the shares of Company Common Stock owned beneficially or held of record by them in favor of the approval and adoption of the Merger Agreement, the Merger and any other action required in furtherance thereof and (ii) not to sell, transfer, pledge, encumber, assign or otherwise dispose of such shares. The Voting Agreements terminate upon the earlier to occur of (a) the completion of the Merger, (b) 90 days after the termination of the Merger Agreement in respect of which Hovnanian is entitled to payment by Washington Homes of fees and expenses as described in the Merger Agreement, (c) 15 days after the termination of the Merger Agreement for any other reason or (d) written notice of termination by Hovnanian to the Stockholders. The name of each Stockholder and the number of outstanding shares of Company Common Stock held by each Stockholder and subject to the Voting Agreements are set forth on the signature pages thereto and are incorporated herein by reference.

         Certain of the Stockholders entered into the Voting Agreement incorporated by reference as Exhibit 2 to this Schedule 13D and identified as "Form A" of the Voting Agreements. The remaining Stockholders entered into the Voting Agreement incorporated by reference as Exhibit 3 to this Schedule 13D and identified as "Form B" of the Voting Agreements. The principal difference between the two forms of Voting Agreements relates to an exception under certain circumstances to the voting obligations of the Stockholders subject to Form B of the Voting Agreements and to the restrictions on transfer of the shares subject to such Voting Agreement. Stockholders holding 1,787,715 shares of Company Common Stock, or approximately 22.9% of the outstanding shares of Company Common Stock, are subject to Form A of the Voting Agreements and Stockholders holding 2,132,539 shares of Company Common Stock, or approximately 27.4% of the outstanding shares of Company Common Stock, are subject to Form B of the Voting Agreements.

         Hovnanian does not have any right to dispose of (or direct the disposition of) any shares of the Company Common Stock pursuant to the Voting Agreements. Accordingly, Hovnanian expressly disclaims beneficial ownership of all such shares.

         References to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements incorporated by reference as Exhibit 1 and Exhibits 2 and 3, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF WASHINGTON HOMES.

         The information set forth or incorporated by reference on pages 20 to 25 of this Schedule 13D and in Items 2, 3 and 4 is hereby incorporated herein by reference.

         The shares of Company Common Stock beneficially owned by Geaton A. DeCesaris, Jr. are comprised of the following:

         (1) 1,067,350 shares owned jointly with his wife as to which he shares voting and investment authority.

         (2) 7,000 shares owned by Five Queens, Inc., a Maryland corporation, the address of which is 1802 Brightseat Road, Landover, Maryland 20785-4235, all of the stock of which is owned by the children of Mr. DeCesaris. Mr. DeCesaris has sole voting and investment authority with respect to the shares of Company Common Stock owned by Five Queens, Inc.

         (3) 21,500 shares held in his capacity as custodian for his children under the Maryland Uniform Transfer to Minors Act, as to which he has sole voting and investment authority.

         (4) 8,944 shares held in the Company's 401(k) Plan as to which he has shared dispositive power and no voting power.

         (5) In addition, Mr. DeCesaris holds options to acquire shares of Company Common Stock as follows:

           NO.                                            DATE
           OF                   EXERCISE                   OF
         SHARES                  PRICE                    GRANT
         ------                  -----                    -----
         12,500*                 $5.37                   9/15/95
         30,000*                  4.06                   9/19/96
         15,000*                  4.95                  10/21/97
         50,000**                 6.00                   6/30/00
         ------------------
         *        Granted pursuant to the Washington Homes Employee Stock Option
                  Plan, adopted on September 17, 1992, as amended (the "Plan")
         **       Nonstatutory stock option granted outside the Plan.

         The shares of Company Common Stock beneficially owned by Geaton A. DeCesaris, Sr. are comprised of the following:

         (1) 101,865 shares owned jointly with his wife as to which he shares voting and investment authority.

         (2) 590,000 shares owned by The DeCesaris Family Washington Homes Grat Trust for which he is sole trustee and as to which he has sole voting and investment authority.

         (3) 16,718 shares held in the Company's 401(k) Plan as to which he has shared dispositive power and no voting power.

         (4) In addition, Mr. DeCesaris holds options to acquire shares of Company Common Stock as follows:

            NO.                                            DATE
            OF                   EXERCISE                   OF
          SHARES                  PRICE                    GRANT
          ------                  -----                    -----
          10,000                  $4.95                  10/21/97
          10,000                   7.15                  10/15/99

The above options were all granted pursuant to the Plan.

         The shares of Company Common Stock beneficially owned by Marco DeCesaris are comprised of the following:

         (1) 523,333 owned solely by him as to which he has sole voting and investment authority.

         (2) 8,000 shares held in his capacity as custodian under the Maryland Uniform Transfer to Minors Act for the benefit of the children of Hugo DeCesaris as to which he has sole voting and investment authority.

         (3) 9,218 shares held in the Company's 401(k) Plan as to which he has shared dispositive power and no voting power.

         (4) In addition, Mr. DeCesaris holds options to acquire shares of Company Common Stock, as follows:

            NO.                                            DATE
            OF                   EXERCISE                   OF
          SHARES                  PRICE                    GRANT
          ------                  -----                    -----
           3,000                  $5.25                   9/15/94
           3,000                  4.875                   9/15/95
           2,000                   3.69                   9/19/96
           8,000                   4.50                  10/21/97

The above options were all granted pursuant to the Plan.

         The shares of Company Common Stock beneficially owned by A. Hugo DeCesaris are comprised of the following:

         (1) 530,835 shares owned jointly with his wife as to which he shares voting and investment authority.

         (2) 72,000 shares held in his capacity as custodian for his children under the Maryland Uniform Transfer to Minors Act, as to which he has sole voting and investment authority.

         (3) In addition, Mr. DeCesaris holds options to acquire shares of Company Common Stock, as follows:


            NO.                                            DATE
            OF                   EXERCISE                   OF
          SHARES                  PRICE                    GRANT
          ------                  -----                    -----
           3,000                  $5.25                   9/15/94
           3,000                   4.875                  9/15/95
           2,000                   3.69                   9/19/96
           8,000                   4.50                  10/21/97
          10,000*                  5.125                  2/25/00
          ---------------
          *    These options are not vested.

The above options were all granted pursuant to the Plan.

         The shares of Company Common Stock beneficially owned by Paul Sukalo are comprised of the following:

         (1) 254,968 shares owned jointly with his wife as to which he shares voting and investment authority.

         (2) 11,243 shares held in the Company's 401(k) Plan as to which he has shared dispositive power and no voting power.

         (3) In addition, Mr. Sukalo holds options to acquire shares of Company Common Stock, as follows:

            NO.                                            DATE
            OF                   EXERCISE                   OF
          SHARES                  PRICE                    GRANT
          ------                  -----                    -----
           6,000                  $5.25                   9/15/94
           6,000                   4.875                  9/15/95
           4,000                   3.69                   9/19/96
           8,000                   4.50                  10/21/97

The above options were all granted pursuant to the Plan.

         The aggregate number of shares of Common Stock covered by the Voting Agreements is 3,920,254 (representing approximately 50.3% of the shares of the Company Common Stock outstanding as of August 28, 2000, as represented by the Company in the Merger Agreement).

         By virtue of the Voting Agreements, Hovnanian may be deemed to share with the Stockholders the power to vote, and to have the power to restrict the Stockholders' disposition of, the shares of Company Common Stock subject to the Voting Agreements. Hovnanian, however, is not entitled to any rights as a stockholder of the Company as to the shares of Company Common Stock covered by the Voting Agreements and expressly disclaims any beneficial ownership of the shares of Company Common Stock subject to the Voting Agreements. In addition, each Stockholder expressly disclaims any beneficial ownership of the shares of Company Common Stock in which any other Stockholder purports to hold a beneficial interest as set forth in this Schedule 13D, except as otherwise set forth herein.

         Other than as set forth in this Schedule 13D, to the best of the Stockholders' knowledge as of the date hereof (i) none of the Stockholders beneficially owns any shares of Company Common Stock and (ii) there have been no transactions in the shares of Company Common Stock effected during the past 60 days by any of the Stockholders.

         Reference to, and descriptions of, the Merger Agreement and Voting Agreements as set forth in this Item 5 are qualified in their entirety by reference to the copies of (a) the Merger Agreement and the Voting Agreements incorporated herein by reference as Exhibit 1 and Exhibits 2 and 3, respectively, to this Schedule 13D, and (b) the Form of Company Employee Stock Option Agreement and the Washington Homes, Inc. Nonstatutory Stock Option (Optionee: Geaton A. DeCesaris, Jr.) dated as of June 30, 2000 included as Exhibits 4 and 5, respectively, to this Schedule 13D, all of which are incorporated in this Item 5 in their entirety where such references and descriptions appear.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF WASHINGTON HOMES.

         The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference.

         Geaton A. DeCesaris, Jr., Marco A. DeCesaris, A. Hugo DeCesaris and Joseph A. DeCesaris are the sons and Paul C. Sukalo is the son-in-law of Geaton
A. DeCesaris, Sr. Josephine A. DeCesaris is the wife of Geaton A. DeCesaris, Jr. Elizabeth H. DeCesaris is the wife of Geaton A. DeCesaris, Sr. Donna M. DeCesaris is the wife of Joseph A. DeCesaris. Julie P. DeCesaris is the wife of
A. Hugo DeCesaris. Ida M. Sukalo is the wife of Paul C. Sukalo and the daughter of Geaton A. DeCesaris, Sr.

         Copies of the Merger Agreement and the Voting Agreements are incorporated herein by reference as Exhibit 1 and Exhibits 2 and 3, respectively, to this Schedule 13D from the exhibits filed as Exhibits 1, 2 and 3, respectively, to the Schedule 13D dated September 7, 2000 by Hovnanian with respect to the Common Stock of the Company, File No. 5-42891. A copy of the Form of Company Employee Stock Option Agreement and the Company Nonstatutory Stock Option (Optionee: Geaton A. DeCesaris, Jr.) dated as of June 30, 2000 are included as Exhibits 4 and 5, respectively, to this Schedule 13D. To the best of each of the Reporting Person's knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of the Company.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit     Description
-------     -----------

   1. Agreement and Plan of Merger, dated as of August 28, 2000, among Hovnanian Enterprises, Inc. ("Hovnanian"), WHI Holding Co., Inc., and Washington Homes, Inc. (filed as Exhibit 1 to the Schedule 13D dated September 7, 2000 by Hovnanian with respect to the Common Stock of the Company, File No. 5-42891, and incorporated herein by reference).

   2. Voting Agreement (Form A), dated as of August 28, 2000, among Hovnanian and the several stockholders of Washington Homes, Inc. named therein (filed as Exhibit 2 to the Schedule 13D dated September 7, 2000 by Hovnanian with respect to the Common Stock of the Company, File No. 5-42891, and incorporated herein by reference).

   3. Voting Agreement (Form B), dated as of August 28, 2000, among Hovnanian and the several stockholders of Washington Homes, Inc. named therein (filed as Exhibit 3 to the

            Schedule 13D dated September 7, 2000 by Hovnanian with respect to the Common Stock of the Company, File No. 5-42891, and incorporated herein by reference).

   4.       Form of Washington Homes Employee Stock Option Agreement.

   5.       Washington  Homes, Inc.  Nonstatutory  Stock Option (Optionee:
            Geaton A. DeCesaris, Jr.) dated as of June 30, 2000.

   6.       Agreement and Power of Attorney dated September 7, 2000.

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                          /s/ Geaton A. DeCesaris, Jr.
                                          ----------------------------------
                                          Geaton A. DeCesaris, Jr.

                                          THE DeCESARIS FAMILY
 /s/ Geaton A. DeCesaris, Sr.*            WASHINGTON HOMES STOCK
-----------------------------------       GRAT TRUST
Geaton A. DeCesaris, Sr.


 /s/ Elizabeth H. DeCesaris*              By: /s/ Geaton A. DeCesaris*
-----------------------------------           ---------------------------------
Elizabeth H. DeCesaris                        Geaton A. DeCesaris, Sr., Trustee


 /s/ Marco A. DeCesaris*                  THE JOSEPH A. AND DONNA
-----------------------------------       M. DeCESARIS FAMILY TRUST
Marco A. DeCesaris


 /s/ Joseph A. DeCesaris*                 By: /s/ Maria R. Vaccaro*
-----------------------------------           ---------------------------------
Joseph A. DeCesaris                           Maria R. Vaccaro, Trustee


 /s/ Donna M. DeCesaris*                  By: /s/ Robert D. Courtland *
-----------------------------------           ---------------------------------
Donna M. DeCesaris                            Robert D. Courtland, Trustee


 /s/ A. Hugo DeCesaris*                   THE GEATON A. AND JOSEPHINE A.
-----------------------------------       DeCESARIS FAMILY TRUST
A. Hugo DeCesaris


 /s/ Julie P. DeCesaris*                  By: /s/ Maria R. Vaccaro*
-----------------------------------           ---------------------------------
Julie P. DeCesaris                            Maria R. Vaccaro, Trustee


 /s/ Paul C. Sukalo*                      By: /s/ Robert D. Courtland*
-----------------------------------           ---------------------------------
Paul C. Sukalo                                Robert D. Courtland, Trustee


-----------------
* Pursuant to Agreement and Power of Attorney attached hereto as Exhibit 6.

 /s/ Ida M. Sukalo*                       THE MARCO A. DeCESARIS
-----------------------------------       FAMILY TRUST
Ida M. Sukalo



 /s/ Josephine DeCesaris*                 By: /s/ Maria R. Vaccaro*
-----------------------------------           ---------------------------------
Josephine DeCesaris                           Maria R. Vaccaro, Trustee


                                          By: /s/ Robert D. Courtland*
                                              ---------------------------------
                                              Robert D. Courtland, Trustee



THE GEATON A. AND ELIZABETH H.
DeCESARIS FAMILY TRUST


By: /s/ Maria R. Vaccaro*
    -------------------------------
    Maria R. Vaccaro, Trustee


By: /s/ Robert D. Courtland*
    -------------------------------
    Robert D. Courtland, Trustee


THE A. HUGO AND JULIE P.
DeCESARIS FAMILY TRUST


By: /s/ Maria R. Vaccaro*
    -------------------------------
    Maria R. Vaccaro, Trustee


By: /s/ Robert D. Courtland*
    -------------------------------
    Robert D. Courtland, Trustee

Dated: As of September 7, 2000


-----------------
* Pursuant to Agreement and Power of Attorney attached hereto as Exhibit 6.

                                 EXHIBIT INDEX

      Exhibit     Description
      -------     -----------

         1. Agreement and Plan of Merger, dated as of August 28, 2000, among Hovnanian Enterprises, Inc. ("Hovnanian"), WHI Holding Co., Inc., and Washington Homes, Inc. (filed as Exhibit 1 to the Schedule 13D dated September 7, 2000 by Hovnanian with respect to the Common Stock of the Company, File No. 5-42891, and incorporated herein by reference).

         2. Voting Agreement (Form A), dated as of August 28, 2000, among Hovnanian and the several stockholders of Washington Homes, Inc. named therein (filed as Exhibit 2 to the Schedule 13D dated September 7, 2000 by Hovnanian with respect to the Common Stock of the Company, File No. 5-42891, and incorporated herein by reference).

         3. Voting Agreement (Form B), dated as of August 28, 2000, among Hovnanian and the several stockholders of Washington Homes, Inc. named therein (filed as Exhibit 3 to the Schedule 13D dated September 7, 2000 by Hovnanian with respect to the Common Stock of the Company, File No. 5-42891, and incorporated herein by reference).

         4.       Form of Washington Homes Employee Stoc Option Agreement.

         5.       Washington  Homes, Inc.  Nonstatutory  Stock Option (Optionee:
                  Geaton A. DeCesaris, Jr.) dated as of June 30, 2000.

         6.       Agreement and Power of Attorney dated September 7, 2000.